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                      [SHEARMAN & STERLING LLP LETTERHEAD]

                                  June 1, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0410

Attention:  Mr. Geoff Ossias
            Division of Corporation Finance

Ladies and Gentlemen:

                           WEBMD HEALTH HOLDINGS, INC.
         SELECTED FINANCIAL DATA IN A REGISTRATION STATEMENT ON FORM S-1
                             (FILE NO. 333-124832)

      On behalf of our client, WebMD Health Holdings, Inc., we are writing to you in connection with the initial filing of its Registration Statement on Form S-1, File No. 333-124832 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), to provide the staff with additional background concerning the registrant and the five-year selected financial data required to be provided in connection with such filing for purposes of Item 301 of Regulation S-K under the Securities Act.

I.    INTRODUCTION

      WebMD Health Holdings, Inc. is a wholly owned subsidiary of WebMD Corporation (the "Company"), incorporated in Delaware to be a holding company for the Company's WebMD Health business segment in order to conduct its initial public offering. As we indicated in the Registration Statement, prior to the completion of the initial public offering, the Company will contribute and transfer to WebMD Health Holdings, Inc. the subsidiaries and certain related assets and liabilities that comprise the Company's WebMD Health business segment. For purposes of this letter, all references to the "Registrant" shall mean WebMD Health Holdings, Inc., together with the subsidiaries and the assets and liabilities that comprise the Company's WebMD Health business segment that will be transferred to it prior to the completion of its initial public offering, on a consolidated basis.

      The Registrant's operations have been identified and managed as a separate segment of the Company for reporting periods beginning of January 1, 2001, as a result of a restructuring plan commenced by the Company in September 2000. Prior to the Company's restructuring, the Registrant's results of operations were commingled with other operations of the Company and were not segregated in a manner consistent with the post restructuring results. The Company has determined that it is impracticable to identify such information. Accordingly, in connection with

                                        1
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the initial filing of the Registration Statement, the Registrant has not presented the selected financial data for the year ended December 31, 2000 for purposes of Item 301 of Regulation S-K.

      We have provided the following summary background information, including the history of the Company and its restructuring initiatives, so that the staff may better understand the evolution of the Registrant's business, and the circumstances surrounding the presentation of the Registrant's historical selected financial data in its initial filing of the Registration Statement.

II.   BRIEF HISTORY OF WEBMD CORPORATION, THE PARENT COMPANY

      WebMD Corporation, the parent company of the Registrant, was originally incorporated in December 1995 as Healtheon Corporation and became a publicly traded company in February 1999. The Company was engaged in an active merger and acquisition program and, in 1999 and 2000, acquired eight companies for over $10 billion in aggregate purchase price, primarily through the issuance of its common stock. In connection with these acquisitions and its restructuring plan (described in greater detail below), the Company underwent a two name changes:

      - in November 1999, the Company changed its name to Healtheon/WebMD Corporation after its acquisition of WebMD Inc.; and

      - in September 2000, after the acquisitions of Medical Manager, CareInsite and OnHealth, the Company changed its name to WebMD Corporation.

      Further, subsequent to September 2000, a new senior management team, comprising the Company's Chairman, CEO, President, CFO, General Counsel and other senior management, joined the Company. Exhibit A to this letter sets forth in further detail a description of the Company's acquisitions during 1998, 1999 and 2000.

III.  THE RESTRUCTURING PLAN AND THE BUSINESS OF THE REGISTRANT

      After the completion of the acquisitions of Medical Manager and CareInsite in September 2000, the board of directors of the Company approved a restructuring plan to eliminate duplication and redundancies resulting from all of the Company's acquisitions from November 1999, consolidate its operations and review the strategic relationships it inherited through such acquisitions for current relevance and profitability. The restructuring plan ultimately resulted in the elimination of over 1,400 employees, the closure of many facilities and the renegotiation and exiting of many strategic relationships which changed the character of many of the Company's product offerings, particularly those that would eventually be segregated to form the Portal Services Segment, which is now the business of the Registrant.

      In connection with the restructuring plan, the Internet operations of the Company were segregated, both from an operational perspective and an internal reporting perspective -- the Company's Internet operations that supported the business model of its other segments (such as healthcare e-commerce applications and websites supporting its other business segments) were

                                        2
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segregated from the Company's Internet operations that were unrelated to the
Company's other segments.

      Exhibit B to this letter sets forth in further detail a description of the Company's Restructuring Plan.

IV.   THE COMPANY'S BUSINESS SEGMENTS AND RELATED DISCLOSURE

Single Segment Pre-Restructuring

      From the time the Company was founded until the last of its acquisitions that was completed in September 2000, the Company organized and managed its operations as one single segment -- as a provider of connectivity to participants in the healthcare industry. See Exhibit C to this letter.

      In an effort to achieve economies from the many acquisitions that had been completed, management at the time combined many of the operations of the acquired companies and consolidated its infrastructure to support the various products offered by the Company. Although the Company had at the time implemented a new general ledger and financial reporting system, the Company viewed itself as operating in a single segment. Accordingly, the Company used a single general ledger and financial reporting system across its product offerings.

      As the Company organized and managed its operations as a single segment, management at the time did not consider it necessary to track the Company's expenses against its related product revenues. The Company's service delivery and back office operations were managed functionally and such operations supported products across all the customer segments. However, the Company managed its sales and marketing efforts on a customer segmentation basis, giving its managers responsibility for groupings of products across the many acquired companies.

      After the initiation of the Company's restructuring in late 2000, the Company segregated and separately tracked its revenues and associated expenses by segment. However, given the significant scope of its restructuring and how the Company's records were organized pre-restructuring, it was impracticable to reconstruct historical financial information prior to 2001.

Multiple Segments Post-Restructuring

      The Company segregated its business into multiple segments as a result of its restructuring activities and initiatives put in place by its new senior management. The operations supporting each of the Company's segments were separately identified and segregated for internal reporting purposes, and the Company began to report its results based on these multiple segments when its results for the year ended December 31, 2001. Among the Company's multiple operating segments was the Portal Services Segment or WebMD Health, which comprises the business of the Registrant. Exhibit D to this letter sets forth the Company's results, presented on a segment basis, as set forth in its Annual Report on Form 10-K for the year ended December 31, 2001.

                                        3
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      The Company has not presented segment financial information for the calendar year 2000 because the Company's operations and internal reporting were not organized in a manner consistent with its new operating segments, and the Company determined it was impracticable to identify such information.

V.    COMPARISON TO FOREIGN PRIVATE ISSUER RULES

      While not applicable to the Company, we note that Item 3.A.1 of Form 20-F allows foreign private issuers to omit Selected Financial Date for one or both of the earliest two years of the five-year period if such information cannot be provided without unreasonable effort or expense. The instructions to Item 3.A provide that if such information cannot be provided, such omission must be clearly explained. The Registrant has provided full disclosure of its reasons for omitting its selected financial data for the year ended December 31, 2000, as set forth in the Selected Financial Information section on page 30 of the Registration Statement.

VI.   CONCLUSION

      The operations of the Registrant were commingled with other operations of our Parent and not separately identified and managed prior to 2001. As a result, the Company and the Registrant have determined that it is impracticable to identify the results of operations for the Registrant for periods prior to 2001. Accordingly, the Registrant has not presented such information in the Registration Statement.

      We hope this information is helpful to the staff in understanding the presentation of the historical selected financial results in the Registration Statement. We appreciate the Staff's responsiveness in this matter. Please contact me at (212) 848-7325 with any questions or comments.

                                   Very truly yours,

                                   /s/ Stephen T. Giove
                                   ------------------------
                                   Stephen T. Giove

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                                                                       EXHIBIT A

                     SUMMARY OF THE COMPANY'S ACQUISITIONS(1)

SUMMARY OF WEBMD'S ACQUISITIONS AS OF DECEMBER 31, 2000(2):

      The following table sets forth a summary of the Company's acquisitions from May 1998 through December 31, 2000, including shares issued, and options and warrants assumed, by the Company in connection with such acquisitions.

                                               SHARES OF COMPANY       SHARES OF COMPANY      OPTIONS AND
     COMPANY ACQUIRED       DATE ACQUIRED    PREFERRED STOCK ISSUED   COMMON STOCK ISSUED   WARRANTS ASSUMED
--------------------------  --------------   ----------------------   -------------------   ----------------
Medical
  Manager/CareInsite......  September 2000            100                 134,370,010          81,084,865
OnHealth..................  September 2000              -                   4,678,609           1,384,113
Envoy.....................  May 2000                    -                  35,000,000                   -
Kinetra...................  January 2000                -                   7,437,248                   -
WebMD, Inc................  November 1999               -                  63,932,659          49,012,168
MedE America..............  November 1999               -                  10,404,454             468,584
Medcast...................  November 1999               -                   2,528,465             164,036
ActaMed...................  May 1998                    -                  23,271,355           3,383,011

ACQUISITION OF MEDICAL MANAGER AND CAREINSITE(3):

      On September 12, 2000, the Company completed its acquisition of Medical Manager Corporation ("Medical Manager") and CareInsite, Inc. ("CareInsite"). Medical Manager was a provider of physician practice management systems in the United States. CareInsite, Medical Manager's publicly traded subsidiary, was a developer of an Internet-based healthcare e-commerce network that links physicians, suppliers and patients. Medical Manager's and CareInsite's results of operations were included in the Company's consolidated financial statements from and after September 12, 2000, the closing date of the acquisition.

      In connection with the acquisition of Medical Manager and the related integration and consolidation of the Company's acquired businesses, the Company's Board of Directors approved management's plan to dispose of Porex Corporation (then a wholly owned subsidiary of Medical Manager) and its other plastics and filtration technologies subsidiaries (collectively referred to as "Porex"). Porex designs, manufactures and distributes porous and solid plastic

-------------------
(1) This Exhibit B sets forth a summary of the Company's acquisitions from May 1998 through December 31, 2000. This summary includes excerpts from WebMD Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Annual Report"). The 2000 Annual Report and the notes to the Company's consolidated financial statements thereto contain a more detailed description of these acquisitions. To facilitate your review, where applicable, we have included cross-references to the 2000 Annual Report in this Exhibit A.

(2)   See page 30 of the 2000 Annual Report.

(3) See Note 2 to the Company's consolidated financial statements included in the 2000 Annual Report on page F-11.

                                       A-1
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components and products used in life sciences, healthcare, industrial and consumer applications.(4)

      The total purchase consideration for Medical Manager and CareInsite was approximately $2.9 billion, which comprised of:

      - the issuance of 134,370,010 shares of the Company's common stock having an aggregate fair value of approximately $2.1 billion;

      - the issuance of 100 shares of the Company's Series B convertible redeemable preferred stock having an aggregate fair value of $10 million;

      - the assumption by the Company of options and warrants to purchase 81,084,865 shares of common stock with an aggregate fair value of approximately $710 million; and

      -     estimated acquisition costs of approximately $40 million.

      Both acquisitions were accounted for using the purchase method of accounting and, accordingly, the purchase prices for these acquisitions were allocated to the tangible and intangible assets acquired and the liabilities were assumed on the basis of their respective fair values.

ACQUISITION OF ONHEALTH(5):

      On September 12, 2000, the Company completed its acquisition of OnHealth Network Company ("OnHealth"), a source of consumer-oriented health and wellness information, products and services on the Web. OnHealth's results of operations were included in the Company's consolidated financial statements from and after September 12, 2000, the closing date of the acquisition.

         The total purchase consideration for OnHealth was approximately $363 million, which comprised of:

      -     $25 million in loans to OnHealth;

      - the issuance of 4,678,609 shares of the Company's common stock having an aggregate fair value of approximately $287 million;

      - the assumption by the Company of options and warrants to purchase 1,384,113 shares of common stock with an aggregate fair value of approximately $47 million; and

      -     estimated acquisition costs of approximately $4 million.

-------------------
(4) See Note 5 to the Company's consolidated financial statements included in the 2000 Annual Report on page F-18.

(5) See Note 2 to the Company's consolidated financial statements included in the 2000 Annual Report on page F-11.

                                      A-2
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      The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price for the acquisition was allocated to the tangible and intangible assets acquired and the liabilities were assumed on the basis of their respective fair values.

ENVOY(6):

      On May 26, 2000, the Company completed its acquisition of Envoy Corporation ("Envoy"), a provider of electronic data interchange and transaction processing services to participants in the healthcare market. Envoy's results of operations were included in the Company's consolidated financial statements from and after May 26, 2000, the closing date of the acquisition.

      The total purchase consideration for Envoy was approximately $2.4 billion, which comprised of:

      -     a $400,000 cash payment to Envoy;

      - the issuance of 35,000,000 shares of common stock having an aggregate fair value of approximately $2 billion; and

      -     estimated acquisition costs of approximately $17 million.

      The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities were assumed on the basis of their respective fair values.

KINETRA(7):

      On January 31, 2000, the Company completed its acquisition of Kinetra LLC ("Kinetra"), a joint venture between Electronic Data Systems Corporation and Eli Lilly and Company. Kinetra is a provider of health information networks and healthcare e-commerce services that enhance decision-critical information flow within the healthcare field. Kinetra's results of operations were included in the Company's consolidated financial statements from and after January 31, 2000, the closing date of the acquisition.

      The total purchase consideration for Kinetra was approximately $291 million, which comprised of:

      - the issuance of 7,437,248 shares of common stock having an aggregate fair value of approximately $286 million;

      -     estimated acquisition costs of approximately $5.2 million; and

----------
6 See Note 2 to the Company's consolidated financial statements included in the 2000 Annual Report on page F-12.

7 See Note 2 to the Company's consolidated financial statements included in the 2000 Annual Report on page F-12.

                                       A-3

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      -     a nominal amount of cash.

      The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities were assumed on the basis of their respective fair values.

WEBMD, INC.(8):

      On November 12, 1999, the Company completed its acquisition of WebMD, Inc., a provider of Web-based solutions for the administrative, communications and information needs of healthcare professionals and the healthcare informational needs of consumers. WebMD, Inc.'s results of operations were included in the consolidated financial statements from and after November 12, 1999, the closing date of the acquisition.

      The total purchase consideration for WebMD, Inc. was approximately $3.7 billion, which comprised of:

      - the issuance of 63,932,659 shares of common stock with an aggregate fair value of approximately $2.2 billion;

      - the assumption of options and warrants to purchase 49,012,168 shares of common stock with an aggregate fair value of approximately $1.4 billion; and

      -     estimated acquisition costs of approximately $46 million; and

      -     approximately $2.5 million of merger-related restructuring costs.

      The acquisition was accounted for using the purchase method and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities were assumed on the basis of their respective fair values on the acquisition date.

MEDE AMERICA CORPORATION(9):

      On November 12, 1999, the Company completed its acquisition of MedE America Corporation ("MedE America"), a provider of healthcare transaction services for hospitals, pharmacies, physicians, dentists, payers and pharmacy benefit managers. MedE America's results of operations were included in the consolidated financial statements from and after November 12, 1999, the closing date of the acquisition.

      The total purchase consideration for MedE America was approximately $417 million, which comprised of:

----------
8 See Note 2 to the Company's consolidated financial statements included in the 2000 Annual Report on page F-12.

9 See Note 2 to the Company's consolidated financial statements included in the 2000 Annual Report on page F-13.

                                       A-4

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      -     the issuance of 10,404,454 shares of the Company's common stock with an aggregate fair value of approximately $388 million;

      - the assumption of options to purchase 468,584 shares of the Company's common stock with an aggregate fair value of approximately $14 million;

      -     estimated acquisition costs of approximately $15 million; and

      -     approximately $5 million of merger-related restructuring costs.

      The acquisition was accounted for using the purchase method and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities were assumed on the basis of their respective fair values on the acquisition date.

GREENBERG NEWS NETWORKS, INC. (KNOWN AS MEDCAST)(10):

      On November 12, 1999, the Company completed its acquisition of Medcast, an Internet-based medical news and information service. Medcast's results of operations have been included in the consolidated financial statements from November 12, 1999, the closing date of the acquisition.

      The total purchase consideration was approximately $113 million, which comprised of:

      - the issuance of 2,528,465 shares of the Company's common stock with an aggregate fair value of approximately $101 million;

      - the assumption of options to purchase 164,036 shares of the Company's common stock with an aggregate fair value of approximately $3.4 million;

      -     approximately $2.3 million in cash; and

      -     estimated acquisition costs of approximately $5.8 million.

      The acquisition was accounted for using the purchase method and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities were assumed on the basis of their respective fair values on the acquisition date.

ACQUISITION OF ASSETS FROM SMITHKLINE BEECHAM CORPORATION(11):

      In January 1999, the Company entered into a services agreement with SmithKline Labs under which the Company will provide certain electronic laboratory results delivery services to various provider sites. In addition, in January 1999, the Company also entered into an asset purchase agreement under which the Company purchased certain assets from SmithKline Beecham Corporation (the parent company of SmithKline Labs) for $2 million and 1,833,333

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(10)  See Note 2 to the Company's consolidated financial statements included in the 2000 Annual Report on page F-13.

(11) See Note 2 to the Company's consolidated financial statements included in the 2000 Annual Report on page F-14.

                                       A-5

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shares of the Company's common stock with an aggregate fair value of $11 million.

ACTAMED CORPORATION(12):

      On May 19, 1998, the Company completed its merger with ActaMed Corporation ("ActaMed"), a developer and provider of an integrated healthcare network, in a transaction that has been accounted for as a pooling of interests. The Company's consolidated financial information reflects the combined financial position and operations of WebMD and ActaMed for all periods presented from and after the date of their merger.

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(12)  See Note 2 to the Company's consolidated financial statements included in the 2000 Annual Report on page F-14.

                                       A-6

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                                                                       EXHIBIT B

                      THE COMPANY'S RESTRUCTURING PLAN(13)

      After the mergers with Medical Manager, CareInsite and OnHealth, the Company's board of directors approved a restructuring and integration plan, with the objective of eliminating duplication and redundancies as a result of all the acquisitions made by the Company since November 1999 and consolidating the Company's operational infrastructure into a common platform to more efficiently serve its customers.

      Additionally, as part of the Company's restructuring and integration efforts, the Company also undertook a review of its existing strategic relationships in light of several criteria, including strategic relevance to both the Company and its partners, potential conflicts with other agreements as a result of the numerous acquisitions made by the Company, profitability, and impact on future revenue streams. As a result of this process, the Company is in discussions with several of its partners in an effort to redefine the relationships in a manner that better serves the needs of each party. These discussions have already resulted in revisions to some of the Company's strategic relationships. It is possible that, as a result of continuing discussions, additional relationships may be revised or terminated, which may result in additional restructuring charges.

      In connection with the Company's restructuring and integration efforts, the Company recorded restructuring and integration charges of $452.9 million, of which $380.0 million were non-cash charges, in the year ended December 31, 2000. As the Company continues its consolidation and integration efforts, it is likely to incur additional costs relating to asset impairments and write-offs, severance, employee retention arrangements related to exit activities, moving and relocations that will be expensed according to the applicable accounting guidelines. The Company expects its restructuring and integration efforts will continue during 2001.

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(13)  This Exhibit B sets forth a summary of the Company's Restructuring Plan, which commenced in September 2000 and which was completed in 2001. This summary contains excerpts from WebMD Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Annual Report"). The 2000 Annual Report and the notes to the Company's consolidated financial statements thereto contain a more detailed description of the Restructuring Plan. To facilitate your review, we have included cross-references to the 2000 Annual Report in this Exhibit B. See page 29 of our 2000 Annual Report and Note 4 (Integration and Restructuring Charges) to the Company's consolidated financial statements included in the Company's 2000 Annual Report on page F-17.

                                       B-1

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                                                                       EXHIBIT C

                             SEGMENT INFORMATION(14)

      SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments in annual financial statements of public business enterprises and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders.

      The Company is principally engaged in providing connectivity among the healthcare industry and considers itself to be in a single segment.

      During 2000, the Company completed its acquisitions of Envoy, Medical Manager, CareInsite, Kinetra and OnHealth. The integration of these acquired businesses into one company, which provides a range of transaction and information services and technology solutions for participants across the entire continuum of healthcare, including physicians and other healthcare providers, payers, patients and suppliers, has been the focus of management during the past six months.

----------
(14) This Exhibit C contains excerpts from WebMD Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Annual Report") relating to the Company's disclosure of its business segments. The 2000 Annual Report and the notes to the Company's consolidated financial statements thereto contain a more detailed description of the Company's business segments. To facilitate your review, we have included cross-references to the 2000 Annual Report in this Exhibit C. See Note 1 to the Company's consolidated financial statements included in the Company's 2000 Annual Report on page F-10.

                                       C-1

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                                                                       EXHIBIT D

     DISCLOSURE OF THE COMPANY'S REPORTABLE SEGMENTS AFTER RESTRUCTURING(15)

      Segment information has been prepared in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." For the years ended December 31, 1999 and 2000, the Company reported and managed its operations within a single segment, as a provider of connectivity to participants in the healthcare industry. As a result of the substantial completion of the Company's restructuring and integration efforts that began in the third quarter of 2000, the Company has recently aligned itself into three operating segments. Inter-segment revenues are reflected at rates comparable to those charged to third parties for comparable services. The performance of the Company's business is monitored based on income or loss before restructuring and non-cash items. Non-cash items include depreciation, amortization, impairment charges, loss on investments and other non-cash expenses primarily comprised of stock compensation expense and the non-cash expenses related to content, distribution, advertising and services acquired in exchange for the Company's equity securities in acquisitions and strategic alliances.

      Segment information related to income or loss before restructuring and non-cash items for 2000 and 1999 has not been provided as the Company's operations and internal reporting were not organized in a manner consistent with the current reportable segments and the Company has determined it is impracticable to identify such information.

----------
15 This Exhibit D contains excerpts from WebMD Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 Annual Report") relating to the Company's disclosure of its multiple operating segments. The 2001 Annual Report and the notes to the Company's consolidated financial statements thereto contain a more detailed description of the Company's business segments. See Note 7 (Segment Information) to the Company's consolidated financial statements included in the Company's 2001 Annual Report on pages F-23 and F-24.

                                      D-1